Filed Pursuant to Rule 433

Registration Statement No. 333-231828, 333-231828-01

and 333-231828-02

June 12, 2019

Pentair Finance S.à r.l.

Pricing Term Sheet

Issuer:	Pentair Finance S.à r.l.
Guarantors:	Pentair plc and Pentair Investments Switzerland GmbH
Offering Format:	SEC Registered
Security:	4.500% Senior Notes due 2029
Size:	$400,000,000
Maturity:	July 1, 2029
Coupon:	4.500%
Price to Public:	99.393% of face amount
Yield to Maturity:	4.576%
Spread to Benchmark Treasury:	+245 basis points
Benchmark Treasury:	2.375% due May 15, 2029
Benchmark Treasury Yield:	2.126%
Interest Payment Dates:	January 1 and July 1, commencing January 1, 2020
Redemption Provisions:
Make-Whole Call:	At any time prior to par call date at a discount rate of Treasury plus 40 basis points
Par Call:	At any time on or after April 1, 2029 (the date that is three months prior to the maturity date)
Tax Call:	At any time at par if certain events occur involving changes in taxation
Trade Date:	June 12, 2019
Settlement Date:	June 21, 2019 (T+7)
CUSIP:	709629AR0
ISIN:	US709629AR06
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Ratings*:	Baa3 (stable outlook) / BBB- (stable outlook) (Moody’s/S&P)
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.
Senior Co-Managers:	Wells Fargo Securities, LLC HSBC Securities (USA) Inc.
Co-Managers:	BBVA Securities Inc. BMO Capital Markets Corp. Telsey Advisory Group LLC Deutsche Bank Securities Inc. Loop Capital Markets LLC ING Financial Markets LLC PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer and the guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantors and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, calling BofA Securities, Inc. toll-free at (800) 294-1322 or emailing at dg.prospectus_requests@baml.com or calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or e-mailing at prospectus@citi.com.

The underwriters expect to deliver the notes against payment for the notes on or about June 21, 2019, which will be the seventh business day following the date of the pricing of the notes. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date of pricing or the next succeeding four business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.